UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SUZUKI KINZOKU KOGYO KABUSHIKI KAISHA

(Name of Subject Company)

SUZUKI METAL INDUSTRY CO., LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nobuya Kanbe

Senior Manager

General Administration Department

General Administration Division

Nippon Steel & Sumitomo Metal Corporation

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Tel: +81-3-6867-2513

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of the joint press release regarding Nippon Steel & Sumitomo Metal Corporation making Suzuki Metal Industry Co., Ltd. its wholly-owned subsidiary through a share exchange dated as of April 28, 2015[1]

2	English translation of the press release by Nippon Steel & Sumitomo Metal Corporation concerning the change in the number of shares in a unit of its shares, share consolidation, and a partial amendment to its Articles of Incorporation dated as of April 28, 2015[1]

3	English translation of the notice titled “Notice of the 114th Ordinary General Meeting of Shareholders” of Suzuki Metal Industry Co., Ltd. dated June 9, 2015.

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the documents included as Exhibits 1, 2 and 3.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Nippon Steel & Sumitomo Metal Corporation filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on April 28, 2015.

[1]	Previously furnished to the Commission as part of Form CB on April 28, 2015.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON STEEL & SUMITOMO METAL CORPORATION

By:	/s/ Masato Matsuno
Name: Masato Matsuno
Title: Managing Executive Officer Head of Division, General Administration Division

Date: June 9, 2015